USA VIDEO INTERACTIVE CORP.

May 31, 2004

04030939

Securities and Exchange Commission
Office of International Finance
450 - 5th Street NW
Washington, D.C. 20549

SUPPL

JUN 21 2004

FILE #82-1601

Dear Sir/Madam:

Re: <u>USA Video Interactive Corp. (the *"Company"*)</u>

Enclosed for your files is a copy of the Company's Quarterly Report for the period ended March 31, 2004, which Report was mailed to the shareholders pursuant to National Instrument 54-101 on today's date.

Yours truly,

PROCESSED
JUN 23 2004
THOMSON FINANCIAL

USA VIDEO INTERACTIVE CORP.

"Anton (Tony) J. Drescher"

Per:
Anton (Tony) J. Drescher
Director

dw 6/23

/cg
Encl.

#507, 837 West Hastings Street
Vancouver, BC V6C 3N6

☎(604) 685-1017
Fax (604) 685-5777

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-Q

QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended March 31, 2004

Commission file number: 0-29651

USA VIDEO INTERACTIVE CORP.
(Exact name of registrant as specified in its charter)

WYOMING	**06-1576391**
(State or Other Jurisdiction of	*(I.R.S. Employer Identification No.)*
	Incorporation or Organization)

83 Halls Road, Old Lyme, Connecticut	**06355**
(Address of principal executive offices)	*(ZIP code)*

(860) 434-5535
(Registrant's Telephone Number, including Area Code)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes |X| No |_|

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Act). Yes |_| No |X|

At May 13, 2004, there were 118,754,589 shares of the registrant's common stock outstanding.

PART I. FINANCIAL INFORMATION

Item 1. Financial Statements

USA VIDEO INTERACTIVE CORP.

CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2004

(Unaudited)

(Stated in US Dollars)

USA VIDEO INTERACTIVE CORP. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Stated in US Dollars)

	March 31, 2004 (Unaudited)	December 31, 2003
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 12,501	$ 52,566
Accounts receivable	1,400	1,400
Prepaid expenses and other current assets	16,675	16,745
Total current assets	30,576	70,711
Property and Equipment - at cost, net of accumulated depreciation of $16,069 and $16,069, respectively	-	-
Other Assets, net of accumulated amortization of $12,170 and $15,492, respectively	40,996	41,827
Deferred Tax Assets, net of valuation allowance of $8,257,000 and $8,182,000, respectively	-	-
Total Assets	$ 71,572	$ 112,538
LIABILITIES AND STOCKHOLDERS' DEFICIENCY		
Current Liabilities:		
Accounts payable and accrued expenses	$ 625,631	$ 646,519
Due to related parties	3,121	3,121
Total current liabilities	628,752	649,640
Commitments and Contingencies		
Stockholders' Deficiency:		
Preferred stock - no par value; authorized 250,000,000 shares, none issued		
Common stock and additional paid-in capital - no par value; authorized 250,000,000 shares, issued and outstanding 117,521,088 and 115,971,088, respectively	31,581,384	31,336,751
Accumulated deficit	(32,138,564)	(31,873,853)
Stockholders' deficiency	(557,180)	(537,102)
Total Liabilities and Stockholders' Deficiency	$ 71,572	$ 112,538

SEE ACCOMPANYING NOTES

USA VIDEO INTERACTIVE CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(Stated in US Dollars)

Three months ended March 31,	2004	2003
(Unaudited)		
Revenue	$ 4,700	$ -
Expenses:		
Cost of sales	3,379	-
Research and development	61,202	-
Selling, general and administrative	156,610	119,545
Depreciation and amortization	831	4,848
Impairment loss on long-lived assets	-	25,246
Noncash compensation charges	46,500	-
Total expenses	268,522	149,639
Loss from operations	(263,822)	(149,639)
Other income (expense)		
Interest income (expense)	(1,181)	(6,347)
Other	292	15,296
	(889)	8,949
Net loss	$ (264,711)	(140,690)
Net loss per share - basic and diluted	$ (.00)	$ (.00)
Weighted-average number of common shares outstanding - basic and diluted	116,835,007	105,120,088

SEE ACCOMPANYING NOTES

USA VIDEO INTERACTIVE CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIENCY
(Stated in US Dollars)
(Unaudited)

	Shares	Amount	Accumulated Deficit	Stockholders' Deficiency
Balance at December 31, 2003	115,971,088	$ 31,336,751	$ (31,873,853)	$ (537,102)
Issuance of common stock and common stock warrants for cash	500,000	100,000	-	100,000
Issuance of common stock upon exercise of warrants	1,050,000	98,133	-	98,133
Noncash compensation charges		46,500	-	46,500
Net loss	-	-	(264,711)	(264,711)
Balance at March 31, 2004	117,521,088	$ 31,581,384	$ (32,138,564)	$ (557,180)

SEE ACCOMPANYING NOTES

USA VIDEO INTERACTIVE CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Stated in US Dollars)

Three months ended March 31,	2004	2003
(Unaudited)		
Cash flows from operating activities:		
Net loss	$ (264,711)	$ (140,690)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	831	4,847
Impairment loss on long-lived assets	-	25,245
Noncash compensation charge	46,500	-
Changes in operating assets and liabilities:		
Decrease in accounts receivable	-	-
Decrease (increase) in prepaid expenses and other current assets	70	(12,594)
Increase (decrease) in accounts payable and accrued expenses	(20,888)	(154,169)
Increase (decrease) in due to related parties	-	(10,718)
Net cash used in operating activities	(238,198)	(288,079)
Cash flows from investing activities:		
Proceeds from equipment sales	-	95,000
Net cash provided by investing activities	-	95,000
Cash flows from financing activities:		
Proceeds from the issuance of common stock and warrants	198,133	180,675
Net cash provided by financing activities	198,133	180,675
Net increase (decrease) in cash and cash equivalents	(40,065)	(12,404)
Cash and cash equivalents at beginning of period	52,566	48,708
Cash and cash equivalents at end of period	$ 12,501	$ 36,304

SEE ACCOMPANYING NOTES

USA VIDEO INTERACTIVE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2004
(Unaudited)
(Stated in US Dollars)

NOTE A – BASIS OF PRESENTATION

The accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Rule 10-01(a)(5) of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of the management, all adjustments (consisting of normal recurring accruals) considered necessary for fair presentation have been included. The results for the interim periods are not necessarily indicative of the results that may be attained for an entire year or any future periods. For further information, refer to the Financial Statements and footnotes thereto in the Company's annual report on Form 10-K for the fiscal year ended December 31, 2003.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As shown in the financial statements, the Company has incurred losses of $264,711 for the three month period ended March 31, 2004 and, $697,412 and $2,113,138 for the years ended December 31, 2003 and 2002, respectively. These conditions raise doubt about the Company's ability to continue as a going concern. The Company's ability to continue as a going concern is dependent upon its ability to generate sufficient cash flow to meet its obligations as they come due which management believes it will be able to do. To date, the Company has funded operations primarily through the issuance of common stock and warrants to outside investors and the Company's management. The Company believes that its operations will generate additional funds and that additional funding from outside investors and the Company's management will continue to be available to the Company when needed. The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classifications of liabilities that might be necessary in the event the Company cannot continue as a going concern.

Basic loss per common share ("EPS") is computed as net loss divided by the weighted-average number of common shares outstanding during the period. Diluted EPS includes the impact of common stock potentially issuable upon the exercise of options and warrants. Potential common stock has been excluded from the computation of diluted net loss per share as their inclusion would be antidilutive.

The assets and liabilities of the Company's foreign subsidiaries are translated into U.S. dollars at current exchange rates, and revenue and expenses are translated at average rates of exchange prevailing during the period. The aggregate effect of translation adjustments is immaterial at March 31, 2004 and 2003.

NOTE C – COMMON STOCK

On January 12 2004, the Company issued 400,000 units to investors at $.200 per unit. Each unit consisted of one share of common stock and one warrant to purchase an additional share of common stock at $.255 per share.

On January 12, 2004, the Company issued 100,000 units to employees at $.200 per unit. Each unit consisted of one share of common stock and one warrant to purchase an additional share of common stock at $.255 per share. The company charged operations for approximately $26,000 representing the differential between the fair value and the purchase price of the common stock and for approximately $20,000 representing the differential between the fair value of the underlying common stock and the exercise price of the warrants.

From January 1, 2004 to March 31, 2004, the Company issued 1,050,000 shares of common stock upon the exercising of warrants with exercise prices ranging from $.085 to $.1175 per common share.

NOTE D CONTINGENT LIABILTIY

The Company is party to a default judgement entered against one of the Company's subsidiaries. During the year ended December 31, 1995, a claim was made to the Company for the total amount payable under the terms of the lease with the Company's subsidiaries for office space in Dallas, Texas through 2002. The Company's management is of the opinion that the amount payable under the terms of this judgement is not estimable or determinable at this time and may be substantially mitigated by the landlord renting the property to another party. The range of possible loss is from $-0- to approximately $500,000. Any settlement resulting from the resolution of this contingency will be accounted for in the period of settlement when such amounts are estimable or determinable.

NOTE E – IMPAIRMENT OF LONG-LIVED ASSETS

As the result of the Company's inability to raise revenues in accordance with the corporate business plan, the Company continued operating at a loss for the three month period ended March 31, 2003. As a result, the Company commenced an impairment review of its long-lived assets in accordance with Statement of Financial Accounting Standard ('SFAS") 144 "Accounting of the Impairment or Disposal of Long-Lived Assets". As an result of this impairment review, the Company recorded an impairment loss of approximately $25,000 during the three month period ended March 31, 2003, to reduce the carrying value of these assets to its estimated fair value.

NOTE F – PRO FORMA CALCULATION

The Company has elected to apply APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations in accounting for its stock options and has adopted the disclosure-only provisions of Statement of Financial Accounting Standards ("SFAS") No. 123, Accounting for Stock-Based Compensation. If the Company had elected to recognize compensation cost based on the fair value of the options granted at the grant date as prescribed by SFAS No. 123, the Company's net loss and net loss per common share for the three month periods ended March 31, 2004 and 2003 would have been as follows:

Three months ended March 31,	2004	2003
Net loss:		
As reported	$ (264,711)	$ (140,690)
Add: Stock-based compensation expense included in reported net loss	46,500	-
Deduct: Total stock-based compensation expense determined under fair value based method for all awards	(72,000)	-
Pro forma	$ (290,211)	$ (140,690)
Loss per common share-basic and diluted:		
As reported	$ (0.00)	$ (0.01)
Pro forma	$ (0.00)	$ (0.01)

NOTE G – SUBSEQUENT EVENTS

From April 1, 2004 to May 10, 2004, the Company issued 1,233,500 shares of common stock upon the exercising of warrants with exercise prices ranging from $.085 to $.1175 per common share.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

CAUTIONARY STATEMENT

This document includes statements that may constitute forward-looking statements made pursuant to the Safe Harbor provisions of the *Private Securities Litigation Reform Act of 1995*. The USA Video cautions readers regarding certain forward-looking statements in this document, press releases, securities filings, and all other documents and communications. All statements, other than statements of historical fact, including statements regarding industry prospects and future results of operations or financial position, made in this Quarterly Report on Form 10-Q ("*Report*") are forward looking. The words "*believes*," "*anticipates*," "*estimates*," "*expects*," and words of similar import, constitute "*forward-looking statements*." While the Company believes in the veracity of all statements made herein, forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic and competitive uncertainties and contingencies and known and unknown risks. As a result of such risks, the Company's actual results could differ materially from those expressed in any forward-looking statements made by, or on behalf of, the Company. The Company will not necessarily update information if any forward-looking statement later turns out to be inaccurate. USA Video's actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including risks and uncertainties set forth in USA Video's Annual Report on Form 10-K, the most important of which are summarized below under Factors Which May Affect Future Results of Operations, as well as in other documents USA Video files with the Securities and Exchange Commission ("*SEC*").

The following information has not been audited. You should read this information in conjunction with the unaudited financial statements and related notes to financial statements included in this report.

OVERVIEW OF THE COMPANY

USA Video Interactive Corp. ("*USA Video*" or the "*Company*") designs and markets to business customers streaming video and video-on-demand systems, services and source-to-destination digital media delivery solutions that allow live or recorded digitized and compressed video to be transmitted through Internet, intranet, satellite or wireless connectivity. The Company's systems, services and delivery solutions include video content production, content encoding, media asset management, media and application hosting, multi-mode content distribution, transaction data capture and reporting, e-commerce, specialized engineering services, and Internet streaming hardware.

Although the Company has not generated any significant sales for the year to date, it continues to explore opportunities that will result in new products for new revenue streams, but there can be no assurances that such efforts will be successful.

USA Video holds the patent for Store-and-Forward Video-on-Demand (#5,130,792), filed in 1990 and issued by the United States Patent and Trademark Office on July 14, 1992. It has been cited by at least 145 subsequent patents. The Company holds similar patents in England, France, Spain, Italy, Germany, Canada, and Japan. The Company anticipates actively engaging in licensing this patent.

The Company's Store and Forward Video-on-Demand ("*VoD*") intellectual property potentially reaches across the VoD market. USA Video's patented technique covers the transmission of video content over networks faster than "*real time*." VoD is the mechanism by which the delivery of compressed video is managed and, together with compression technology, facilitates the delivery of video to an end user in a timely and interactive fashion.

USA Video has developed a number of specific products and services based on these technologies. These include StreamHQ(TM), a collection of source-to-destination media delivery services marketed to businesses; EncodeHQ(TM), a service that digitizes and compresses analog-source video; hardware server and encoder system applications under the brand name Hurricane Mediacaster(TM); ZMail(TM), a service that delivers web and rich media content to targeted audiences; mediaClix(TM), a service that delivers content similar to Zmail but originating from an existing web presence; and MediaSentinel(TM), a patent-pending digital watermarking technology to deter digital video piracy.

The Company was incorporated on April 18, 1986, as First Commercial Financial Group Inc. in the Province of Alberta, Canada. In 1989, its name was changed to Micron Metals Canada Corp., which purchased 100% of the outstanding shares of USA Video Inc., a Texas corporation, in order to focus on the digital media business. In 1995, the Company changed its name to USA Video Interactive Corp. and continued its corporate existence to the State of Wyoming. The Company has five wholly-owned subsidiaries: USA Video (California) Corp., USA Video Corp., Old Lyme Productions Inc., USA Video Technologies, Inc., and USVO, Inc. USA Video's executive and corporate offices are located in Old Lyme, Connecticut, and its Canadian offices are located in Vancouver, British Columbia.

BUSINESS OBJECTIVES:

The Company has established the following business objectives:

1. Leverage USA Video's digital VoD patent for licensing fees and partnerships in the United States and internationally;

2. Patent and license new technology developed within the corporate research and development program;

3. Attain industry recognition for the superior architectural, functional, and business differentiators of the MediaSentinel(TM) architecture;

4. Demonstrate proof of concept on a commercial project with MediaSentinel(TM) architecture;

5. Establish StreamHQ(TM) as the industry standard in the streaming video and rich media marketplace;

6. Expand StreamHQ(TM) functionality to provide enhanced support for corporate training and education markets.

CRITICAL ACCOUNTING POLICIES

The Company's discussion and analysis of its financial condition and results of operations are based upon the Company's financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, the Company evaluates these estimates, including those related to customer programs and incentives, bad debts, inventories, investments, intangible assets, income taxes, warranty obligations, impairment or disposal of long-lived assets, contingencies and litigation. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

The Company considers the following accounting policies to be both those most important to the portrayal of its financial condition and that require the most subjective judgment:

- Revenue recognition;
- Accounting for marketable securities;
- Impairment or disposal of long-lived assets;
- Inventory valuation and related reserves; and
- Deferred taxes.

REVENUE RECOGNITION. Software revenue and other services are recognized in accordance with the terms of the specific agreement, which is generally upon delivery and when accepted by customer. Maintenance, support and service revenue are recognized ratably over the term of the related agreement.

ACCOUNTING FOR MARKETABLE SECURITIES. The Company classifies its investments in marketable securities as "*available for sale*." The Company carries these investments at fair value, based on quoted market prices, and unrealized gains and losses are included in accumulated other comprehensive income (loss), which is reflected upon the sale of our marketable securities in our statements of operations.

IMPAIRMENT OR DISPOSAL OF LONG-LIVED ASSETS. Long-lived assets are reviewed in accordance with Statement of Financial Accounting Standard ("*SFAS*") 144.

Impairment or disposal of long-lived assets losses are recognized in the period the impairment or disposal occurs. Long-lived assets are reduced to their estimated fair value.

INVENTORY VALUATION AND RELATED RESERVES. Inventories are valued at the lower of cost or market on a first-in, first-out basis. The Company uses a standard cost system for purposes of determining cost; the standards are adjusted as necessary to ensure they approximate actual costs. The Company writes down or reserve for estimated obsolete or excess inventory based upon assumptions about future demand and market conditions. The Company compares current inventory levels on a product basis to its current sales forecast in order to assess its inventory reserve balance. The Company's sales forecasts are based on economic conditions and trends (both current and projected), anticipated customer demand and acceptance of its products, current products, expected future products and various other assumptions. If actual market conditions are less favorable than those projected by management, additional write-downs may be required.

DEFERRED TAXES. The Company records a valuation allowance to reduce deferred tax assets when it is more likely than not that some portion of the amount may not be realized. During 2003 and the first quarter of 2004, the Company determined that it was no longer more likely than not that we would be able to realize all or part of our net deferred tax asset in the future, and an adjustment to provide a valuation allowance against the deferred tax asset that as charged to income.

RESULTS OF OPERATIONS

Sales

Sales for the three-month period ended March 31, 2004 were $4,700, compared to revenues of $0 for the three-month period ended March 31, 2003. USA Video discontinued the sale of select services from its prototype StreamHQ(TM) after customers' satisfaction and proof of concept. The Company no longer sells its individual functions of StreamHQ(TM) USA Video intends to continue to develop and expand its StreamHQ(TM) services business, while pursuing opportunities to sell replicated StreamHQ(TM) systems to corporations and organizations that prefer systems solutions to services.

Cost of Sales

The cost of sales for the three months ended March 31, 2004 was $3,379, as compared to $0 for the comparable period of 2003. The increase in cost of sales is directly attributable to the increase in sales.

Selling, General and Administrative Expenses

Selling, general and administrative expenses consisted of product marketing expenses, consulting fees, office, professional fees and other expenses to execute the business plan and for day-to-day operations of the Company. Management has decided to move forward with new products, which has increased operating costs.

Selling, general and administrative expenses for the three months ended March 31, 2004 increased $37,065 to $156,610 from $119,545 for the three months ended March 31, 2003. The increase was due to an increase in the Company's operations.

Product marketing expense for the three months ended March 31, 2004, increased to $37,940 from $7,153 for the comparable period of 2003. The increase was due to the Company release of MediaSentinel(TM).

Administrative and office expense for the three months ended March 31, 2004 was $41,074, as compared to $24,040 for the comparable period of 2003. The increase was due to the Company release of MediaSentinel(TM).

The Company has arranged for additional staff and consultants to engage in marketing activities in an effort to identify and assess appropriate market segments, develop business arrangements with prospective partners, create awareness of new products and services, and communicate to the industry and potential customers Other components of selling, general and administrative expense did not change significantly.

Research and Development Expenses

Research and development expenses consisted primarily of contractors, compensation, hardware, software, licensing fees, and new product applications for the Company's proprietary MediaSentinel(TM). Research and development expenses increased to $61,202 for the three months ended March 31, 2004, from $0 for the comparable period in 2003. The increase was due to the Company continuing development of MediaSentinel(TM).

Non-Cash Compensation Charges

Non-cash compensation charges for the three months ended March 31, 2004 of $46,500, was due to the issuance of common shares and share purchase warrants to the Company's officers, directors and employees at a price or exercise price below the market price of the common shares at the time of issuance. Because the rules of the TSX Venture Exchange require that the offering price for privately placed securities of listed companies be set when the offering is first announced, rather than upon closing, and the market price of the common shares increased between announcement of the offering and closing, the sale price of the common shares and the exercise price of the warrants were below the market price of the common shares on the date of issuance.

Other Income

The Company sold the fixed assets for the three months ended March 31, 2003 for $13,213 net of $95,000 basis.

Impairment Loss on Long-Lived Assets

As the result of the Company's inability to generate revenues in accordance with the corporate business plan, the Company continued operating at a loss for the three month period ended March 31, 2003. As a result, the Company commenced an impairment review of its long-lived assets in accordance with Statement of Financial Accounting Standard ("*SFAS*") 144 "*Accounting of the Impairment or Disposal of Long-Lived Assets*". The Company recorded an impairment loss of approximately $25,000 during the three month period ended March 31, 2003, to reduce the carrying value of these assets to its estimated fair value.

Net Losses

To date, the Company has not achieved profitability and, expects to incur substantial net losses for at least the remainder of 2004. The Company's net loss for the three months ended March 31, 2004 was $264,711, compared with a net loss of $140,690 for the three months ended March 31, 2003. The increase in losses is directly related to the continuing development of MediaSentinel(TM).

LIQUIDITY AND CAPITAL RESOURCES

At March 31, 2004, the Company's had a cash position of $12,501, compared to $52,566 at December 31, 2003.

The Company will require additional financing to fund current operations through the remainder of 2004. The Company has historically satisfied its capital needs primarily by issuing equity securities. The Company will require an additional $1.0 million to $1.5 million to finance operations through fiscal 2004 and intends to seek such financing through sales of its equity securities.

Assuming the aforementioned $1.0 million to $1.5 million in financing is obtained, the Company believes that continuing operations for the longer term will be supported through anticipated licensing revenues and through additional sales of the Company's securities. The Company has no binding commitments or arrangements for additional financing, and there is no assurance that management will be able to obtain any additional financing on terms acceptable to the Company, if at all.

FACTORS THAT MAY AFFECT FUTURE RESULTS OF OPERATIONS

Certain risks and uncertainties could cause actual results to differ materially from the results contemplated by the forward-looking statements contained in this Report. Risks and uncertainties have been set forth in the Company's Annual Report on Form 10-K, as well as in other documents the Company files with the SEC. These risk factors include the following:

THE COMPANY'S ABILITY TO CONTINUE AS A GOING CONCERN: THE COMPANY HAS INCURRED SUBSTANTIAL LOSSES; IT EXPECTS TO INCUR LOSSES IN THE FUTURE, AND MAY NEVER ACHIEVE PROFITABILITY.

To date, USA Video has not been profitable, has not generated significant revenue from operations, and has incurred substantial losses. For the three months ended March 31, 2004, USA Video had a net loss of $264,711. As of March 31, 2004, the Company had an accumulated deficit of $32,138,564 and a working capital deficit of $598,176. The Company intends to continue to expend significant financial and management resources on the development of its proposed products and services, and other aspects of its business. As a result, the Company expects operating losses and negative cash flows to increase for the foreseeable future. Consequently, USA Video will need to generate significant revenues to achieve and maintain profitability. The Company may be unable to do so. If USA Video's revenues grow more slowly than anticipated or if operating expenses increase more than expected, or are not reduced sufficiently, it may never achieve profitability. Because of factors discussed in this paragraph, USA Video's auditors, in their report on the Company's financial statements, have expressed substantial doubt concerning the Company's ability to continue as a going concern.

THE COMPANY'S LIMITED OPERATING HISTORY MAKES IT DIFFICULT TO EVALUATE ITS BUSINESS AND PROSPECTS.

The Company's business and prospects must be considered in light of the risks encountered by companies in their early stages of development, particularly companies in new and rapidly evolving markets such as streaming media.

IF THE COMPANY IS UNABLE TO OBTAIN SUBSTANTIAL ADDITIONAL FINANCING IN THE NEXT FEW MONTHS IT MAY NOT BE ABLE TO MAINTAIN OPERATIONS AT CURRENT LEVELS.

The Company requires substantial additional financing to maintain operations at current levels beyond the first quarter of 2004. Financing may not be available when needed on terms favorable to the Company, or at all. If adequate funds are not available or are not available on acceptable terms, the Company may be unable to further develop or enhance its products and services, take advantage of future opportunities or respond to competitive pressures, or ultimately, to continue in business.

CONTINUATION OF THE CURRENT SLUMP IN THE TECHNOLOGY SECTOR WILL ADVERSELY AFFECT DEMAND FOR THE COMPANY'S PRODUCTS AND SERVICES.

The Company's sales have been adversely affected by the ongoing slump in the technology industry segment and the continuation of these market conditions can be expected to result in depressed demand for the Company's products and services.

THE COMPANY'S OPERATING RESULTS IN FUTURE PERIODS ARE EXPECTED TO BE SUBJECT TO SIGNIFICANT FLUCTUATIONS, WHICH WOULD LIKELY AFFECT THE TRADING PRICE OF ITS COMMON SHARES.

Factors that could cause such fluctuations include the Company's ability to attract and retain customers; the introduction of new video transmission services or products by others; price competition; the continued development of and changes in the streaming media market; its ability to remain competitive in its product and service offerings; its ability to attract new personnel; and potential U.S. and foreign regulation of the Internet.

THE COMPANY IS SUBJECT TO RAPID TECHNOLOGICAL CHANGE, WHICH COULD RENDER THE COMPANY'S PRODUCTS AND SERVICES OBSOLETE.

Keeping pace with the technological advances may require substantial expenditures and lead time, particularly with respect to acquiring updated hardware and infrastructure components of its systems. The Company may require additional financing to fund such acquisitions. Any such financing may not be available on commercially reasonably terms, if at all, when needed.

IF THE COMPANY DOES NOT CONTINUOUSLY IMPROVE ITS TECHNOLOGY IN A TIMELY MANNER, ITS PRODUCTS COULD BE RENDERED OBSOLETE.

These changes and developments may render the Company's products and technologies obsolete in the future. As a result, the Company's success depends on its ability to develop or adapt products and services or to acquire new products and services that can compete successfully. There can be no assurance that the Company will be successful in these efforts.

THE COMPANY INTENDS TO ISSUE ADDITIONAL EQUITY SECURITIES, WHICH MAY DILUTE THE INTERESTS OF CURRENT SHAREHOLDERS OR CARRY RIGHTS OR PREFERENCES SENIOR TO THE COMMON SHARES.

Accordingly, existing shareholders may experience additional dilution of their percentage ownership interest in the Company. In addition, the new equity securities may have rights, preferences or privileges senior to those of existing holders of the Company's common shares.

COMPLIANCE WITH CHANGING REGULATION OF CORPORATE GOVERNANCE AND PUBLIC DISLCOSURE MAY RESULT IN ADDITIONAL EXPENSES.

Changing laws, regulations and standards relating to corporate governance and public disclosure, including the *Sarbanes-Oxley Act of 2002*, new SEC regulations and NASDAQ National Market rules, are creating uncertainty for companies such as the Company. These new or changed laws, regulations and standards are subject to varying interpretations in many cases due to their lack of specificity, and as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies, which could result in continuing uncertainty regarding compliance matter and higher costs necessitated by ongoing revisions to disclosure and governance practices. The Company is committed to maintaining high standards of corporate governance and public disclosure. As a result, the Company intends to invest resources to

comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities. If the Company's efforts to comply with new or changed laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to practice, the Company's reputation may be harmed.

THE COMPANY'S STOCK PRICE IS EXTREMELY VOLATILE.

The trading price of the Company's common stock has been subject to very wide fluctuations which may continue in the future in response to, among other things, the following:

- signing or not signing new licensees;
- new litigation or developments in current litigation;
- announcements of technological innovations or new products, the Company's licensees or its competitors;
- positive or negative reports by securities analysts as to the Company's expected financial results; and
- developments with respect to patents or proprietary rights and other events or factors.

In addition, the equity markets have experienced volatility that has particularly affected the market prices of equity securities of many high technology companies and that often has been unrelated or disproportionate to the operating performance of such companies. These broad market fluctuations may adversely affect the market price of the Company's common stock.

Item 3. Quantitative and Qualitative Disclosures About Market Risk

The Company believes its exposure to overall foreign currency risk is not material. The Company does not manage or maintain market risk sensitive instruments for trading or other purposes and is not exposed to the effects of interest rate fluctuations as it does not carry any long-term debt.

The Company reports its operations in US dollars and its currency exposure, although considered by the Company as immaterial, is primarily between the US and Canadian dollars. Exposure to other currency risks is also not material as international transactions are settled in US dollars. Any future financing undertaken by the Company will be denominated in US dollars. As the Company increases its marketing efforts, the related expenses will be primarily in US dollars. In addition, 90% of the Company's bank deposits are in US dollars.

Item 4. Controls and Procedures

Based on their evaluation of the effectiveness of the Company's disclosure controls and procedures as of a date within 90 days prior to the filing date of this quarterly report, the undersigned officers of the Company have concluded that such disclosure controls and procedures are adequate. There were no significant changes in internal controls or in other factors that could significantly affect internal controls, including any corrective actions with regard to significant deficiencies and material weaknesses, subsequent to the date of the most recent evaluation by the undersigned officers of the Company of the design and operation of internal controls which could adversely affect the Company's ability to record, process, summarize and report financial data.

PART II. OTHER INFORMATION

Item 1. Legal Proceedings

On April 10, 2003, USA Video announced that its subsidiary, USA Video Technology Corporation, had filed a lawsuit in the U.S. District Court for the District of Delaware against Movielink, LLC. The Company alleges that Movielink, a Delaware company, has infringed and continues to infringe on the Company's patented online movie delivery system.

The Company is party to a default judgment entered against one of the Company's subsidiaries. During the year ended December 31, 1995, a claim was made to the Company for the total amount payable under the terms of the lease with the Company's subsidiaries for office space in Dallas Texas through 2002. The Company's management is of the opinion that the amount payable under the terms of this judgment is not estimable or determinable at this time and may be substantially mitigated by the landlord renting the property to another party. The range of possible loss is from $0 to approximately $500,000.

Item 2. Changes in Securities and Use of Proceeds

During the quarter ended March 31, 2004, the Company completed an offering of 500,000 units at a price of $0.20 per unit for total proceeds of $100,000. Each unit consisted of one share of common stock and one warrant to acquire one additional share at $0.255 per share, exercisable on or before January 12, 2006.

The offer and sale of the units were exempt from registration pursuant to section 4(2) of the Securities Act, Rule 701 and Rule 506 of Regulation D promulgated thereunder. The Company limited the manner of the offering and provided disclosure regarding the offering and the Company to the investors. Two officers and directors of the Company, one employee of the Company, one additional unaffiliated non-accredited investor, and four additional unaffiliated accredited investors purchased the securities. The Company believes that a portion of these sales were also exempt under Regulation S under the Securities Act, as such sales were made in offshore transactions to non-U.S. persons.

Item 3. Defaults Upon Senior Securities.

None.

Item 4. Submission of Matters to a Vote of Security Holders.

None.

Item 5. Other Information.

None.

Item 6. Exhibits and Reports on Form 8-K

(a) Exhibit(s)

31.1 Certification of the Chief Executive Officer Pursuant To Rule 13a-14 Or 15d-14 of the *Securities Exchange Act Of 1934*,as adopted pursuant to Section 302 of the *Sarbanes-Oxley Act of 2002*

31.2 Certification of the Chief Financial Officer Pursuant To Rule 13a-14 Or 15d-14 of the *Securities Exchange Act of 1934*,as adopted pursuant to Section 302 of the *Sarbanes-Oxley Act of 2002*

32.1 Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the *Sarbanes-Oxley Act of 2002*

32.2 Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the *Sarbanes-Oxley Act of 2002*

(b) Reports on Form 8-K

(i) On January 14th, 2004, the Company announced that MediaSentinel(TM) Version 1.0, a suite of software based upon the Company's proprietary patent-pending core content protection technology, had been released and was available for licensing. MediaSentinel(TM) is useful to a variety of interests, allowing each of them to embed information within video content, such as information about its ownership, date of transmission, the unique IP (Internet Protocol) address of the recipient, etc. MediaSentinel(TM) watermarks are invisible to human perception, allowing the integrity and quality of video content to be maintained. At the same time, MediaSentinel(TM) watermarks are extremely robust and highly resistant to a wide variety of image processing attacks that pirates might use in an attempt to remove the watermark.

(ii) On January 27th, 2004, the Company announced that it entered into an agreement with Tri-Vision Technologies International Inc., a wholly-owned subsidiary of Tri-Vision International Ltd./Ltee (TSX: TVL) to market and distribute the USVO MediaSentinel(TM) watermarking technology. Watermarks may consist of information about ownership of the video, a date of transmission over the Internet, the unique IP address of the recipient, or a combination of such information. Because MediaSentinel(TM) watermarks are invisible to the human eye, the integrity and quality of video content is maintained.

(iii) On January 28th, 2004, the Company announced that it had received notice from the Japan Patent Office (JPO) that the Company's wholly owned subsidiary, USA Video Inc.'s Patent Application (Application No. HEI 4-77151), covering its store-and-forward video technology, had received final approval. The Japanese Patent Office will be registering and issuing its final patent notification and patent number in due course. In addition to this patent approval, the Company holds similar patents in the US, Canada, Germany, England, France, Spain, and Italy.

(iv) On February 3rd, 2004, the Company announced that it was the Official Digital Watermarking Company of the 2004 American Film Market. The American Film Market is an annual gathering of more than 300 motion picture companies and 7,000 film executives, conducted by the American Film Marketing Association (AFMA) and was held at the Loews Santa Monica Beach Hotel in Santa Monica, California, from 25 February through 3 March, 2004.

(v) On February 27th, 2004, the Company announced that MediaSentinel(TM) Version 1.1 – its pioneering content protection software – was to be commercially released in April 2004. MediaSentinel(TM) is a suite of software based on the Company's content protection technology – new ammunition in the movie industry's battle against the scourge of digital piracy. The Company introduced and demonstrated MediaSentinel(TM) Version 1.1 at the American Film Market, which took place from February 25 through March 3, 2004 at the Loews Santa Monica Beach Hotel in Santa Monica, California. The demonstrations showed the MediaSentinel(TM) technology applied to actual digital movie trailers, exhibiting the effectiveness of the MediaSentinel(TM) watermark. The movie trailers were for the films "*American Reunion*" from FilmMates Corporation and "*Cybermutt*" from First Look Media, two releases that were being promoted at the Market.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

USA VIDEO INTERACTIVE CORP.

Dated: May 13th, 2004

By: /s/ *Anton J. Drescher*

Name: Anton J. Drescher
Title: Chief Financial Officer

Exhibit 31.1

CERTIFICATION OF THE CHIEF EXECUTIVE OFFICER PURSUANT TO RULE 13A-14 OR 15D-14 OF THE SECURITIES EXCHANGE ACT OF 1934, AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Edwin Molina, certify that:

1. I have reviewed this quarterly report on Form 10-Q of USA Video Interactive Corp;

2. Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this quarterly report;

3. Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this quarterly report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

   a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entitles, particularly during the period in which this quarterly report is being prepared;

   b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this quarterly report (the "Evaluation Date"); and

   c) presented in this quarterly report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

   a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this quarterly report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

By: /s/ *Edwin Molina*

Name: Edwin Molina
Title: President and Chief Executive Officer
Date: May 13th, 2004

Exhibit 31.2

CERTIFICATION OF THE CHIEF FINANCIAL OFFICER PURSUANT TO RULE 13A-14 OR 15D-14 OF THE SECURITIES EXCHANGE ACT OF 1934, AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Anton J. Drescher, certify that:

1. I have reviewed this quarterly report on Form 10-Q of USA Video Interactive Corp;

2. Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this quarterly report;

3. Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this quarterly report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

   a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entitles, particularly during the period in which this quarterly report is being prepared;

   b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this quarterly report (the "Evaluation Date"); and

   c) presented in this quarterly report our conclusions about the effectiveness of the disclosure controls and procedures based on our
   evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

   a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this quarterly report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

By: /s/ *Anton J. Drescher*

Name: Anton J. Drescher
Title: Secretary and Chief Financial Officer
Date: May 13th, 2004

Exhibit 32.1

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Quarterly Report of USA Video Interactive Corp. (the "*Company*") on Form 10-Q for the period ended March 31, 2004, as filed with the Securities and Exchange Commission on the date hereof (the "*Report*"), I, Edwin Molina, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the *Sarbanes-Oxley Act of 2002* that:

1. this report fully complies with the requirements of Sections 13(a) or 15(d) of the 1934 Act, and

2. the information contained in this report fairly presents, in all material respects, the registrant's financial condition and results of operations of the registrant.

By: /s/ *Edwin Molina*

Name: Edwin Molina
Title: President and Chief Executive Officer
Date: May 13th, 2004

Exhibit 32.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Quarterly Report of USA Video Interactive Corp. (the "*Company*") on Form 10-Q for the period ended March 31, 2004, as filed with the Securities and Exchange Commission on the date hereof (the "*Report*"), I, Anton J. Drescher, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the *Sarbanes-Oxley Act of 2002* that:

1. this report fully complies with the requirements of Sections 13(a) or 15(d) of the 1934 Act, and

2. the information contained in this report fairly presents, in all material respects, the registrant's financial condition and results of operations of the registrant.

By: /s/ *Anton J. Drescher*

Name: Anton J. Drescher
Title: Secretary and Chief Financial Officer
Date: May 13th, 2004